FIEE, INC.

3-33, 2-chome Utajima, Nishiyodogawa District

Osaka, Japan

June 9, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn: Matthew Crispino

Re:	FiEE, Inc.
Registration Statement on Form S-3
File No. 333-295474
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, FiEE, Inc., a Delaware corporation (the “Company”), hereby requests that the U.S. Securities and Exchange Commission accelerate the effective date and time of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), and declare the Registration Statement effective as of 4:00 p.m., Eastern Time, on June 11, 2026, or as soon thereafter as possible.

The Company requests that it be notified of such effectiveness by a telephone call to David A. Bartz of K&L Gates LLP at (615) 780-6743. The Company hereby authorizes Mr. Bartz to orally modify or withdraw this request for acceleration.

FIEE, INC.

By:	/s/ Li Wai Chung
Name:	Li Wai Chung
Title:	Chief Executive Officer and President

cc:	David A. Bartz, K&L Gates LLP